                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          (Amendment No. __________)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 Pages

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CUSIP No. 78464M 10 6                    13G                  Page 2 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Thomas C.K. Yuen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
               NUMBER
              OF SHARES                         54,311
            BENEFICIALLY              ------------------------------------------
                OWNED                   6       SHARED VOTING POWER
               BY EACH
              REPORTING                         2,836,578
               PERSON                 ------------------------------------------
                WITH                    7       SOLE DISPOSITIVE POWER

                                                54,311
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                2,836,578
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,890,889
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        30.4%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

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CUSIP No. 78464M 10 6                    13G                  Page 3 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Misako Yuen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
               NUMBER
              OF SHARES                         -0-
            BENEFICIALLY              ------------------------------------------
                OWNED                   6       SHARED VOTING POWER
               BY EACH
              REPORTING                         2,836,578
               PERSON                 ------------------------------------------
                WITH                    7       SOLE DISPOSITIVE POWER

                                                -0-
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                2,836,578
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,836,578
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                 [X]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        30.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 78464M 10 6                    13G                  Page 4 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Thomas Yuen Family Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
               NUMBER
              OF SHARES                         -0-
            BENEFICIALLY              ------------------------------------------
                OWNED                   6       SHARED VOTING POWER
               BY EACH
              REPORTING                         2,836,578
               PERSON                 ------------------------------------------
                WITH                    7       SOLE DISPOSITIVE POWER

                                                -0-
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                2,836,578
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,836,578
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        30.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 78464M 10 6                  13G                    Page 5 of 10 Pages
---------------------                                         ------------------


Item 1(a).   Name of Issuer:

             SRS Labs, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2909 Daimler Street, Santa Ana, California 92705

Item 2(a).   Names of Persons Filing:

             Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705

Item 2(c).   Citizenship:

             Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A, and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             78464M 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), identify the type of reporting person.

             Inapplicable.

Item 4.      Ownership.

             (a)  Amount Beneficially Owned:
                  Thomas C.K. Yuen                             2,890,889
                  Misako Yuen                                  2,836,578
                  Thomas Yuen Family Trust                     2,836,578

---------------------                                         ------------------
CUSIP No. 78464M 10 6                  13G                    Page 6 of 10 Pages
---------------------                                         ------------------

    (b)  Percent of Class:
         Thomas C.K. Yuen                                       30.4%
         Misako Yuen                                            30.0%
         Thomas Yuen Family Trust                               30.0%

    (c)  Number of shares as to which such person has:

         (i)     Sole power to vote or to direct the vote:
                 Thomas C.K. Yuen                               54,311
                 Misako Yuen                                         0
                 Thomas Yuen Family Trust                            0

         (ii)    Shared power to vote or to direct the vote:
                 Thomas C.K. Yuen                            2,836,578
                 Misako Yuen                                 2,836,578
                 Thomas Yuen Family Trust                    2,836,578

         (iii)   Sole power to dispose or to direct the
                 disposition of:
                 Thomas C.K. Yuen                               54,311
                 Misako Yuen                                         0
                 Thomas Yuen Family Trust                            0

         (iv)    Shared power to dispose or to direct the
                 disposition of:
                 Thomas C.K. Yuen                            2,836,578
                 Misako Yuen                                 2,836,578
                 Thomas Yuen Family Trust                    2,836,578

          The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,836,578 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees. The shares beneficially owned by Thomas C.K. Yuen also include 54,311 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 1997, and Mr. Yuen's beneficial ownership of such shares is subject to applicable community property laws. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 202,755 shares held by Atsuko Hamasaki as trustee of the Yuen 1993 Irrevocable Trust (144,825 shares), and as custodian for Mr. and Mrs. Yuen's children, Jennifer Wen Lee Yuen (28,965 shares) and Constance Kahlee Yuen (28,965 shares). Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 202,755 shares held by Atsuko Hamasaki.

Item 5.   Ownership of Five Percent or Less of a Class.

          Inapplicable.

---------------------                                         ------------------
CUSIP No. 78464M 10 6                  13G                    Page 7 of 10 Pages
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Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

             Inapplicable.

Item 8.      Identification and Classification of Members of the Group.

             This filing is on behalf of Thomas C.K. Yuen, Misako
             Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(c).

Item 9.      Notice of Dissolution of Group.

             Inapplicable.

Item 10.     Certification.

             Inapplicable.

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CUSIP No. 78464M 10 6                  13G                    Page 8 of 10 Pages
---------------------                                         ------------------


                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   February 13, 1997
                                        --------------------------------------
                                                          Date

                                                /s/ Thomas C.K. Yuen
                                        --------------------------------------
                                                    Thomas C.K. Yuen


                                                   /s/ Misako Yuen
                                        --------------------------------------
                                                       Misako Yuen


                                        THOMAS YUEN FAMILY TRUST


                                        By:       /s/ Thomas C.K. Yuen
                                           -----------------------------------
                                                      Thomas C.K. Yuen
                                                         Co-Trustee


                                        By:         /s/ Misako Yuen
                                           -----------------------------------
                                                        Misako Yuen
                                                        Co-Trustee

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CUSIP No. 78464M 10 6                  13G                    Page 9 of 10 Pages
---------------------                                         ------------------

                                   EXHIBIT A

                                   AGREEMENT

           THIS AGREEMENT is dated as of February 13, 1997, among Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust.

           WHEREAS, pursuant to Rule 240.13d-1(f) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

           NOW THEREFORE, the parties hereto agree as follows:

           1. The Schedule 13G with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit A (the "Schedule 13G") is filed on behalf of each of the parties hereto.

           2.   Each of the parties hereto is eligible to use the Schedule 13G.

           3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.


                            [Signature Page Follows]

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CUSIP No. 78464M 10 6                  13G                   Page 10 of 10 Pages
---------------------                                        -------------------


             IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



                                                /s/ Thomas C.K. Yuen
                                        --------------------------------------
                                                    Thomas C.K. Yuen


                                                   /s/ Misako Yuen
                                        --------------------------------------
                                                       Misako Yuen


                                        THOMAS YUEN FAMILY TRUST


                                        By:        /s/ Thomas C.K. Yuen
                                           -----------------------------------
                                                       Thomas C.K. Yuen
                                                          Co-Trustee


                                        By:          /s/ Misako Yuen
                                           -----------------------------------
                                                         Misako Yuen
                                                         Co-Trustee